UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

January 23, 2026
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Form Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

EXECUTIVE SUMMARY

YO Residence is a 281.82 kW DC rooftop solar installation paired with a 700 kWh Freedom Won battery energy storage system ("BESS") installed at the YO Residence housing community located at 94 Pine Road, Broadacres, Sandton, South Africa 2055 (the "Project"). The Project was connected "behind the meter" at the client's main distribution board in the welcome center.

A Solar Lease was signed between YO Residence Body Corporate ("Offtaker") and Solarize Africa's South African holding company. The Solar Lease obligates the Offtaker to purchase a minimum of 85% of the total energy produced by the Project.

Energea Portfolio 3 Africa LP ("Company") will acquire the asset from Sungen Systems (Pty) Ltd for $461,611.00 USD resulting in a projected IRR of 14.00%.

Key Information

General Information

Project Owner	Energea Portfolio 3 Africa LP
Project Location	Sandton, South Africa
Technology	Rooftop Solar and Battery Energy Storage System
System Size Solar Batteries	250 kW AC / 281.82 kW DC 700kWh
Estimated Year 1 Production (Total)	423.46 MWhs
Coordinates	-25.99695, 28.00214
Roof Status	Approved by a third-party engineer
Project Status	Operational
Useful Equipment Life (Years) Solar: Battery:	25 years 10 years (7,000+ cycles)

Stakeholders

SPE	Energea Portfolio 3 Holdco LTD
Offtaker	The Body Corporate of the YO Residence Section Title Scheme
EPC Contractor	Hooray Power (Pty) Ltd
O&M Contractor	Hooray Power (Pty) Ltd
Roof Owner	YO Residence
Asset Manager	Energea Global LLC

Uses of Capital and Project Economics

	ZAR	USD
Project Acquisition Cost	R 1,013,531.00	$ 58,891.00
Project Soft Costs	R 1,506,075.00	$87,510.00
Project Hard Costs	R 5,213,394.00	$302,921.00
Developer Fee	R 386,650.00	$22,466.00
Additional Costs	R 1,159,950.00	$67,398.00
Total Project Financing	R 9,279,600.00	$539,186.00
Projected IRR (USD)	14.00%

Technical Summary

Site

Sandton, located in northern Johannesburg, is one of South Africa's most affluent and economically dynamic urban areas. Originally farmland, it evolved over the late 20th century into the country's premier financial and commercial hub as companies migrated away from Johannesburg's old central business district. Today it hosts the Johannesburg Stock Exchange, major multinational corporate offices, luxury hotels, and one of Africa's largest malls. Its modern infrastructure, including the Gautrain rapid-rail station, supports strong connectivity to the airport and surrounding cities.

The area offers a high-end lifestyle with extensive retail, dining, and hospitality options, most famously centered around Nelson Mandela Square. Although set against the broader socio-economic contrasts typical of South African cities, Sandton remains a symbol of growth, investment, and modern urban development. Sandton combines economic resilience, strong corporate activity, high purchasing power, and continuous urban development-factors that historically make for robust, long-term investment opportunities.

Design

Destech Structural Solutions performed their roof inspection of the YO Residence rooftops on August 11, 2025, and prepared design calculations for the anticipated load profile. During the inspection of the existing rooftops, they confirmed that they can accommodate the additional loading of the proposed solar panels.

The following table outlines the components that comprise the Project:

Project Major System Components

Component Name	Manufacturer and Make	Unit Quantity	Notes
Modules	JA Solar JAM72S30-610/MR	462	Tier 1 module manufacturer based in China. Excellent modules.
Inverters	Megarivo MPS 0250kW	1	Their technical support systems are worldwide and provide high levels of service in South Africa due to their local distribution facilities.
Racking	LUMAX	1	One of the leading manufacturers in the world for solar mounting systems. In addition, this product has been used for several already constructed and operational assets.
Battery (BESS)	Freedom WON LiTE Commercial 700/560 HV+	1	A locally sourced and manufactured product in South Africa, with batteries installed in over 60 countries worldwide. The leading manufacturer of batteries in Africa since 2012.

Energy Projection

Regarding Energy Production, the Project is estimated to produce 423.46 MWh/year with a performance ratio of 73.6%.

The JA Solar JAM modules exhibit minimal degradation over their lifespan, ensuring reliable long-term performance. They are warrantied to experience <2% power loss in the first year of operation and an annual degradation rate of <0.5% thereafter. Enhanced resistance to light-induced degradation and elevated temperature-induced degradation further ensures minimal power loss, making them the best choice for the Project.

Interconnection

The Project will be connected to the SSEG distribution network owned and operated by City Power of Johannesburg, behind the meter at the YO Residence electrical infrastructure. The Project applied for interconnection with the Infrastructure Services Department and obtained the pre-approval for the installation of the 250kW AC array. Now that the installation of the Project is finished, the Infrastructure Services Department has witnessed the commissioning process and verified compliance of the system and issued an approval to operate on November 11, 2025.

Offtaker

The Project is considered a "microgrid". A microgrid is a localized energy system that integrates on-site solar generation and battery energy storage to supply electricity to a defined community, while remaining connected to the national grid. In this configuration, the microgrid optimizes the use of locally produced clean power, reduces reliance on the grid during periods of high tariffs or load shedding and can continue operating in coordination with the grid rather than as a fully independent system.

For housing communities in South Africa, grid-connected microgrids are designed to improve energy reliability and cost efficiency by combining distributed solar, battery storage, and intelligent controls, while maintaining grid connectivity for supplemental supply, export, and regulatory compliance. The Project is not capable of exporting energy back to the grid, so all energy produced by the solar needs to be either used in real time or sent to the BESS where is can be stored until night.

In South Africa, the "body corporate" is the statutory entity established under the Sectional Titles Schemes Management Act (STSMA) to manage and administer a sectional title housing complex on behalf of its owners. The body corporate is responsible for the governance, operation, and maintenance of common property, the enforcement of scheme rules, and the management of shared services and infrastructure. In the context of energy infrastructure, the body corporate is typically the contracting counterparty for shared services such as electricity supply arrangements, embedded generation, or microgrid systems, and is responsible for allocating costs and benefits among residents in accordance with approved rules and agreements.

The rights to use the roof for a 20-year term has been secured through a Solar Lease Agreement. The BESS installation is a fixed monthly payment for a term of 10 years as part of the same agreement.
The facility is currently at a 75% occupancy rate for the 101 total individual units. When the Project was originally modeled, it was assumed that the complex was going to use 34,250kWh's a month at 100% occupancy which was considered conservative. After the first month of operation, it was realized that the complex was using 38,000kWh's at the 75% occupancy rate. This means that under the current assumptions, the complex could have as low as a 50% occupancy rate and the Project would still be considered affordable in the current market (since the cost of energy and BESS are spread across the occupied residences).

Sectional title complexes in South Africa are broadly considered low-risk creditors due to the strong statutory framework governing financial management, trustee accountability, and levy collection. The legislation places significant responsibility on trustees, who may be held personally liable for financial losses suffered by the complex if such losses arise from negligence or mismanagement. Trustees are legally required to manage the community finances in a disciplined manner, which includes collecting levies, preparing and approving annual budgets, maintaining both administrative and reserve funds, keeping accurate financial records, arranging annual audits, and ensuring appropriate insurance coverage. This legal architecture ensures that trustees must budget adequately and maintain sufficient margins, with reserve fund contributions being compulsory under law.

When a community unexpectedly incurs additional costs or underbudgets, one of the most common and effective corrective mechanisms is the raising of a special levy. This can be implemented quickly by having the trustees meet, table a written proposal, vote, and then levy owners accordingly. This ability to immediately raise additional funds protects the financial integrity of the community and reduces the likelihood of payment default under the Project contracts.

From a commercial perspective, the risk of non-payment for a solar-plus-battery installation is further reduced by the high value of the service to residents. Because these systems provide a meaningful improvement in quality of life, especially in communities affected by routine power outages, there is strong alignment between the cost of the service and the benefit received. The reliability benefit is substantial. As a result, trustees have strong incentives to utilize the various legal and financial mechanisms available to them to ensure uninterrupted service and maintain compliance with the law.

Taken together, strict statutory oversight, strong trustee accountability, rapid funding mechanisms such as special levies, multiple enforcement avenues available to creditors, and the essential high-value nature of the energy service make the likelihood of sustained non-payment by a sectional title complex low. Even in the unlikely event of cash-flow issues, trustees have several legally supported options to raise the necessary funds to ensure full payment and maintain service continuity.

Health, Safety, Environment and Community "HSEC"

According to the South African Police Service (SAPS), Sandton recorded 1,512 community-reported serious crimes in the 1st quarter of the 2024/2025 fiscal year, ranking 17th nationwide. These figures are largely driven by non-violent, property-related offenses typical of a major commercial hub, reflecting reporting patterns and high daily population flow rather than increased personal safety risks.

Despite this, robust onsite security arrangements are in place to mitigate risks to the Project. The Project is installed on the standing seam roofs of the YO Residence complex, which provides a highly controlled and secure environment. The complex consists of 27 contemporary duplexes and 74 upscale apartments with private garages, all enclosed by brick privacy walls topped with security wire and monitored 24/7 by onsite security personnel and CCTV.

The complex also features enhanced lighting and electric fencing. The roof-mounted panels are particularly difficult to access due to the building design. In addition, the battery unit, which weighs 7 tons, is extremely difficult to remove and is kept in a secured room accessible only to YO Residence employees. This room is protected by steel doors and an access gate reinforced with electric fencing, further minimizing any potential security concerns.

These measures collectively make the site a stable and secure location for the ongoing operation of the Project.

Service Providers

The due diligence metrics outlined below are intended to ensure the selection of reliable and economically sound companies to provide regular services for the Project. These procedures aim to verify that potential contractors are financially healthy, committed to fulfilling their tax and labor obligations, and help mitigate labor-related risks in accordance with applicable laws and regulations.

Energea Service Providers - Due Diligence

Phase	Objective	Requirements / Actions/ Documents
Pre-Contractual Due Diligence	Project experience, current financial standing, business registration, insurance, OSHA and labor compliance	Project Experience Report
Financial Statements
Organizational Chart
Insurance Certificates
Worker's Compensation Insurance
OSHA safety training certifications and required PPE list for site workers
Company Emergency Action Plan (EAP)
Contractual	Health, safety, and labor law obligations	Health/safety obligations
Compliance with OSHA and local labor laws

Engineering, Procurement and Construction ("EPC")

Hooray Power originated, developed and served as EPC for the Project. Hooray Power and Sungen Systems signed an EPC Contract on November 6, 2025. Hooray Power will hold a two (2) year "Defects Liability Period" starting from the date of issuance of the Commercial Operation Date notice, which will cover all defects and issues that arise after the asset is energized. The COD date for the Project was December 12, 2025.

Insurance

The Project is insured under a comprehensive insurance framework consistent with Energea's portfolio-wide risk management standards, including engineering (machinery breakdown and business interruption) insurance, business interruption and general liability insurance. The same policy covers all Projects in the portfolio and includes standard risk extensions such as professional fees, debris removal, expediting expenses, theft, and power surge events. Deductibles apply on a per-claim, per-site basis. The policy term is annual and renewable, providing ongoing protection during operations.

Engineering / Machinery Breakdown Insurance

The Project benefits from an annual engineering insurance policy that provides coverage for physical damage to solar and related energy infrastructure, including mechanical and electrical components.

Business Interruption

The policy also includes coverage for loss of profits/business interruption arising from insured damage, subject to a defined indemnity period.

General Liability Insurance

The Project is further covered by an annual general liability policy providing protection against third-party claims arising from the development, ownership, and operation of the Project. Coverage includes public liability, employers' liability, and associated legal defense costs, subject to defined limits of indemnity and deductibles. The policy includes standard extensions such as cross-liability, contractors' liability, sudden and accidental pollution, and liability arising from subcontracted activities or joint ventures. The policy is written on a claims-made basis and applies on a primary basis, with territorial limits aligned to the Company's operating footprint.

Together, these policies provide a robust insurance structure addressing both asset-level operational risks and third-party liability exposure, consistent with market standards for distributed solar and energy infrastructure projects and aligned with Energea's portfolio-level risk mitigation approach.

Operations and Maintenance

The Operations and Maintenance ("O&M") services will be provided by Hooray Power for twenty years. The team responsible for the Project is comprised of experienced professionals with years of combined solar+BESS O&M experience. They are equipped with the latest technology and tools to provide the highest level of service for the Project. This field team is supported by the office staff who will provide 24/7 monitoring, performance verification and dispatching. The O&M Contract includes monitoring, reporting, module cleaning, preventative maintenance and emergency/corrective maintenance.

Financial Analysis

The resulting nominal IRR, in USD, of the YO Residence Project is projected to be 14.00%, with an estimated payback of 6 years, 10 months, and 5 days from the acquisition date. The income statement, cash flow statement and balance sheet up until 2033 (shown annually) are presented on Exhibit I - Forecasted Financial Statements. Energea is acquiring 100.00% of the Project from Sungen Systems.

This analysis makes use of an inflation assumption, using the latest 5-year average value, from December 2023, of 5.00%, provided by the South African Department of Statistics, StatsSA, as a basis for defining the Consumer Price Index ("CPI"), being within the range of the South African Central Bank's target inflation of 3.00% to 6.00%.

Capex

For this analysis, it was considered, in the model, the latest EPC prices supplied by Hooray Power, as seen in Table 5. Value-Added Tax ("VAT") of 15,00% is assumed within the cost table below.

Capital Expenditures Assumptions

Acquisition Costs	SA Rand (ZAR)	US Dollars (USD)
Acquisition Fee	R 1,013,531.00	$58,891.00

Solar Modules	R 697,160.00	$40,508.00
Solar Inverters	R 482,624.00	$28,043.00
Mounting Materials	R 172,228.00	$10,007.00
Electrical Materials	R 415,710.00	$24,155.00
Battery	R 1,839,596.00	$106,889.00
Labor & Accommodations	R 1,291,521.00	$75,043.00
Monitoring Equipment	R 49,638.00	$2,884.00
Others	R 243,862.00	$14,169.00
Interconnection	R 21,053.00	$1,223.00
Hard Costs	R 5,213,394.00	$302,921.00

Basic Studies and Executive Project	R 33,959.00	$1,973.00
Commission	R 222,000.00	$12,899.00
Contingency	R 412,412.00	$23,963.00
Engineering	R 663,168.00	$38,533.00
Technical Reserve	R 111,000.00	$6,450.00
Site Management	R 63,537.00	$3,692.00
Soft Costs	R 1,506,075.00	$87,510.00

Developer Fees	R 386,650.00	$22,466.00

Additional Costs*	R 1,159,000.00	$67,398.00

Total CAPEX	R 9,279,600.00	$539,186.00
*Includes VAT and pre-operational OPEX

Revenue

The source of the Project's revenue originates from a 20-year term PPA with the Offtaker for a fixed R 2.66/kWh produced, re-adjusted annually on the anniversary of the COD by the ZAR CPI rate plus 1%.

Additionally, the system makes use of a BESS within its configuration, providing load-shedding protection to the Offtaker and creating a more stable electricity supply. For this reason, there is an inclusion amounting to 40,000.00 ZAR per month, readjusted yearly, charged for the first 10 years of the Solar Lease revenue contract.

This analysis used a 30-day billing cycle to realize each month's revenue.

Operating Expenses

The Project's total annual operating expenses are R 64,015.50, which includes Operations and Maintenance, Insurance costs and utility costs. The O&M cost of R 23,000.00 includes all maintenance and monitoring costs for the Project, which will be managed by Hooray Power. Energea Portfolio 3 Africa LP will hold the operational insurance certificate for the Project.

Taxes

This Project assumes a Value-Added Tax (VAT) system that operates at a standard rate of 15%, collected and paid on behalf of the South African Revenue Service (SARS). Two types are considered: "output VAT", which is charged on taxable sales or services provided and appears as part of gross receipts, and "input VAT", which offsets the output VAT by being claimed on purchases, capital expenditures, or imports.

A 21% income tax provision is also assumed in the projected cash flow, post depreciation, addressed to US-based federal income taxes.

Legal Review

Relevant Documents

A Legal review was performed in the Project's available documentation. The most relevant documents are listed below:

1.     Power Purchase Agreement
2.     Framework Engineer, Design, Supply and Install Contract for Solar PV Systems ("EPC Agreement")

Power Purchase Agreement

Contract	Power Purchase Agreement
Signature Date	August 4, 2025
Parties	Customer: The Body Corporate of the YO Residence Sectional Title Scheme Seller: Sungen Systems (Pty) Ltd
Duration	20 years, from the Operations Date
Object	Installation, construction, control, ownership, operation and maintenance of the Solar PV System by Seller, to be used to generate solar energy for the purchase and consumption of the Customer.
Payment
Customer shall pay seller the Fixed Monthly Payment plus all amount owing in relation to the Solar Energy consumed by the Customer (Energy Rate multiplied by the Solar Energy generated or deemed to have been generated where there is a lost production event)

Fixed Monthly Payment	R40 000
Energy Rate	R2.66/Kwh
Late Payment	Interest of 2%
Prepaid Account
Customer shall open and maintain a separate bank account in the name of the Customer for the sole purpose of receiving and holding prepaid electricity amounts collected from occupants. The Customer cedes and assigns to Seller all of its rights, title and interest in and to the Prepaid Account and the funds standing to the credit thereof.

Annual Escalation
CPI + 1.5% on the 1st of April each year
In the event that CPI increases by more than 20% from the previous escalation, the fixed monthly payment and the energy rate will escalate quarterly on 1st April, 1st July, 1st October and 1st January each year.

Minimum Monthly Energy Consumption	85% of the Annual Solar Energy Output per Billing Period.
Buyout Fee
To be determined annually at the time of buyout as per the indicative Buyout Fee set out in Attachment 9. Should CPI increase by more than 7% (seven percent) per annum averaged over the Term prior to the time of buyout, the Buyout Fee shall be adjusted accordingly.

Purchase Option
The Customer has the option, at any time, following the first anniversary of the Operations Date, to purchase the Solar PV System from the Seller for the Purchase Price.
Purchase Price is an amount equal to the greater of:
(i) the Fair Market Value at that time; or
(ii) the Buyout Fee

Termination
Customer is entitled to terminate the PPA upon occurrence of the following events:
(i) failure of Seller to achieve the Operations Date within 180 days from the Scheduled Operations Date (August 4, 2025), not remedied within 30 days after notice from Customer;
(ii) occurrence of an Act of Insolvency by the Seller, not remedied within 30 days after notice from Customer; and
(iii) breach of seller of any of its material obligations under the PPA, which is not remedied within 30 days after notice from Customer

Consequence of Termination for Customer Event of Default	Customer shall pay the Cancellation Penalty
Cancellation Penalty
An amount equal to the cumulative Fixed Monthly Payments and Variable Monthly Payments for the 12 (twelve) month period commencing after the Termination Date, utilizing the average Annual Escalation and Solar Energy consumed during the 12 (twelve) month period prior to the Termination Date.

EPC Agreement

Contract	Framework Engineering, Design, Supply and Install Contract for Solar PV Systems
Date	November 6, 2025
Parties	Sungen Systems (PTY) Limited - As Customer Hooray Power (PTY) Limited - As Contractor
Term	2 years from the Commercial Operation Date
Object
Technical planning, design, the procurement and delivery of all necessary components, manufacture, assembly and construction services as well as the installation and connection to the Client's electrical infrastructure and where grid tied, to the local grid, which is necessary for delivery and transfer from the Contractor to the Customer of a fully operational, turnkey Solar Plant, with a total electrical capacity of 283.47 kWp solar PV system and 700/560 kWh battery storage system (BESS) and a 250 kw inverter, which is suitable for safe and continued operation for a period of at least 20 years after it is connected to the electrical infrastructure.

Construction Contract Price	R3 772 660.92(exclusive of VAT)
Delay Liquidated Damages
If Contractor fails to complete the works by the Scheduled Date for Works Completion, the Contractor shall pay the Customer Delay Liquidated Damages for each day in excess of 15 business days from the Scheduled Date for Works Completion.

Performance Liquidated Damages
If the guaranteed performance ratio or guaranteed availability is not achieved, the Contractor must at their cost make modifications and/or additions to the Facility to meet the Performance Guarantee. If the additions are not possible, then the Employer may require the Contractor to pay Performance liquidated Damages calculated in "Annexure 7".

Defects Liability Period	2 years starting from the date of Final Completion
Governing Law	South Africa
Disputes Resolution	Arbitration

Documentation Checklist

Design and Application	Helioscope Reports	X
	Meter Data	X
	Site and Roof Assessment	X
Interconnection Application	Interconnection Application	X
	Interconnection Confirmation	X
	Permission to Operate	X
Offtaker	Offtaker Credit Analysis	In Process
	Power Purchase Agreement	X
EPC	Construction Set	X
	Equipment Warranties	X
	Equipment Qualifications	X
	Equipment Datasheet	X
	EPC Contract	X
	EPC Insurance	X
Asset Management	O&M Agreement	Upcoming
	Asset Management Agreement	Upcoming
Investment	Project Model	X

The Investment Committee members have performed the necessary review of the Project and hereby approve the YO Residence Project for investment by the Portfolio.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 3 Africa LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: January 23, 2026

Exhibit I: Forecasted Financial Statements

YO RESIDENCE
CONSOLIDATED STATEMENTS OF INCOME

					December 31,
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Gross revenue	R 0	R 1,402,691	R 1,645,248	R 1,746,150	R 1,853,251	R 1,966,931	R 2,087,596	R 2,215,675	R 2,351,625	R 2,495,930
Taxes on revenue:
Total taxes on revenue	0	0	0	0	0	0	0	0	0	0
Net revenue	0	1,402,691	1,645,248	1,746,150	1,853,251	1,966,931	2,087,596	2,215,675	2,351,625	2,495,930
Costs and expenses:
Operations and maintenance	0	276,000	289,800	304,290	319,505	335,480	352,254	369,866	388,360	407,778
Land or roof rental	0	0	0	0	0	0	0	0	0	0
Insurance	0	40,598	42,628	44,760	46,998	49,347	51,815	54,406	57,126	59,982
FX Wire Fees	0	0	0	0	0	0	0	0	0	0
Banking Fees	0	0	0	0	0	0	0	0	0	0
Postage and Courier Services	0	0	0	0	0	0	0	0	0	0
Travel	0	0	0	0	0	0	0	0	0	0
Utilities	0	12,000	12,600	13,230	13,892	14,586	15,315	16,081	16,885	17,729
Management Fees	0	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0	0	0
Total costs and expenses	0	328,598	345,028	362,280	380,394	399,413	419,384	440,353	462,371	485,489
Income from operations	0	1,074,093	1,300,220	1,383,870	1,472,857	1,567,518	1,668,212	1,775,322	1,889,254	2,010,441
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	0	(1,579,530)	(1,579,530)	(1,579,530)	(1,579,530)	(1,579,530)	0	0	0	0
Income before provision for income taxes	0	(505,437)	(279,310)	(195,660)	(106,673)	(12,012)	1,668,212	1,775,322	1,889,254	2,010,441
Provision for income taxes	0	0	0	0	0	0	155,471	372,818	396,743	422,193
Net income	R 0	R (505,437)	R (279,310)	R (195,660)	R (106,673)	R (12,012)	R 1,512,741	R 1,402,504	R 1,492,511	R 1,588,248

YO RESIDENCE
CONSOLIDATED STATEMENTS OF CASH FLOWS

					December 31,
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Cash flows from operating activities
Net income	R 0	R (505,437)	R (279,310)	R (195,660)	R (106,673)	R (12,012)	R 1,512,741	R 1,402,504	R 1,492,511	R 1,588,248
Adjustments in net income:
Depreciation and amortization	0	1,579,530	1,579,530	1,579,530	1,579,530	1,579,530	0	0	0	0
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Withholding taxes - VAT	(1,159,950)	1,196,882	2,337	2,485	2,641	2,807	2,984	3,171	3,371	3,583
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	(1,159,950)	2,270,975	1,302,557	1,386,355	1,475,498	1,570,325	1,515,724	1,405,676	1,495,881	1,591,831
Cash flows from investing activities
Purchases of property and equipment, net	(8,119,650)	0	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(8,119,650)	0	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	9,279,600	0	0	0	0	0	0	0	0	0
Distributions paid to investors	0	(1,759,977)	(1,663,453)	(1,376,856)	(1,465,402)	(1,559,593)	(1,539,348)	(1,395,765)	(1,485,348)	(1,580,635)
Net cash used in financing activities	9,279,600	(1,759,977)	(1,663,453)	(1,376,856)	(1,465,402)	(1,559,593)	(1,539,348)	(1,395,765)	(1,485,348)	(1,580,635)

Net increase (decrease) in cash	0	510,998	(360,896)	9,499	10,096	10,732	(23,624)	9,910	10,533	11,196
Cash at beginning of the period	0	0	510,998	150,103	159,601	169,698	180,429	156,805	166,715	177,249
Cash at end of the period	R 0	R 510,998	R 150,103	R 159,601	R 169,698	R 180,429	R 156,805	R 166,715	R 177,249	R 188,444

YO RESIDENCE
CONSOLIDATED BALANCE SHEETS

					December 31,
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Assets
Current assets:
Cash and cash equivalents	R 0	R 510,998	R 150,103	R 159,601	R 169,698	R 180,429	R 156,805	R 166,715	R 177,249	R 188,444
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	0	510,998	150,103	159,601	169,698	180,429	156,805	166,715	177,249	188,444
Property and equipment	8,119,650	8,119,650	8,119,650	8,119,650	8,119,650	8,119,650	8,119,650	8,119,650	8,119,650	8,119,650
Depreciation	0	(1,579,530)	(3,159,060)	(4,738,590)	(6,318,120)	(7,897,650)	(7,897,650)	(7,897,650)	(7,897,650)	(7,897,650)
Tax credits	1,159,950	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R 9,279,600	R 7,051,118	R 5,110,693	R 3,540,661	R 1,971,228	R 402,429	R 378,805	R 388,715	R 399,249	R 410,444

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	36,932	39,269	41,754	44,395	47,202	50,186	53,357	56,727	60,310
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	36,932	39,269	41,754	44,395	47,202	50,186	53,357	56,727	60,310

Stockholders' equity:
Additional paid-in capital	9,279,600	9,279,600	9,279,600	9,279,600	9,279,600	9,279,600	9,279,600	9,279,600	9,279,600	9,279,600
Retained earnings	0	(2,265,414)	(4,208,177)	(5,780,693)	(7,352,767)	(8,924,373)	(8,950,980)	(8,944,241)	(8,937,079)	(8,929,466)
Total stockholders' equity	9,279,600	7,014,186	5,071,423	3,498,907	1,926,833	355,227	328,620	335,359	342,521	350,134
Total liabilities and stockholders' equity	R 9,279,600	R 7,051,118	R 5,110,693	R 3,540,661	R 1,971,228	R 402,429	R 378,805	R 388,715	R 399,249	R 410,444